UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(address of principal executive offices)

Indicate by check mark whether the registrant files, or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Annual General Meeting Results

On June 22, 2022, Wallbox N.V. (the “Company”) held its annual general meeting of shareholders (the “AGM”). At the AGM, a total of 337,888,707 of the Company’s Class A and Class B ordinary shares were represented in person or by proxy, representing approximately 91% in voting power of the Company’s ordinary shares as of the May 25, 2022 record date. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes and voted as a class on each of the voting items presented at the AGM.

The following are the voting results for the voting items considered and voted upon at the AGM, each as described in the convocation notice and explanatory notes thereto made available to shareholders on May 13, 2022.

Voting Item 3: Adoption of the Annual Accounts for the Financial Year 2021

For	Against	Abstain
337,835,808	14,672	38,227

Voting Item 5: Discharge from Liability of the Directors for the Performance of Their Duties During the Financial Year 2021

For	Against	Abstain
337,733,886	79,862	74,959

Voting Item 6(a): Reappointment of Enric Asunción Escorsa as Executive Director

For	Against	Abstain
337,708,947	143,532	36,228

Voting Item 6(b): Reappointment of Beatriz González Ordóñez as Non-executive Director

For	Against	Abstain
337,704,774	153,125	30,808

Voting Item 6(c): Reappointment of Francisco J. Riberas Mera as Non-executive Director

For	Against	Abstain
333,482,047	4,285,981	120,679

Voting Item 6(d): Reappointment of Diego Diaz Pilas as Non-executive Director

For	Against	Abstain
337,681,912	175,099	31,696

Voting Item 6(e): Reappointment of Pol Soler Masferrer as Non-executive Director

For	Against	Abstain
337,705,553	151,523	31,631

Voting Item 6(f): Reappointment of Carl A.W. Pettersson as Non-executive Director

For	Against	Abstain
337,709,462	147,341	31,904

Voting Item 6(g): Appointment of Donna Kinzel as Non-executive Director

For	Against	Abstain
337,827,247	31,021	30,439

Voting Item 7: Approval of RSU Scheme for Non-executive Directors of the Company

For	Against	Abstain
337,582,518	272,687	33,502

Voting Item 8: Authorization of the Board to Acquire Shares in its Own Capital

For	Against	Abstain
337,775,292	39,842	73,573

Voting Item 9: Reappointment of BDO Audit & Assurance B.V. as External Auditor for the Financial Year 2022

For	Against	Abstain
337,836,802	25,440	26,465

Based on the foregoing votes, the shareholders approved each of such voting items.

Appointment of Ms. Kinzel to the Audit Committee

In connection with her appointment to the Board of Directors (the “Board”), the Board appointed Donna Kinzel to serve as a member of the audit committee effective at the close of the AGM.

The information in this Report on Form 6-K in hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (333-263795).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wallbox N.V.

By:	/s/ Jordi Lainz
Name:	Jordi Lainz
Title:	Chief Financial Officer

Date: June 23, 2022